Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 1, 2012.

Pricing Supplement to the Prospectus dated September 19, 2011,

the Prospectus Supplement dated September 19, 2011, the General Terms Supplement dated September 19, 2011 and the Product Supplement No. 1127 dated October 25, 2011 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Buffered Index-Linked Digital Notes due (Linked to the Dow Jones Industrial AverageSM)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be the third scheduled business day after the determination date, subject to adjustment) is based on the performance of the Dow Jones Industrial AverageSM (which we refer to as the index or underlier) as measured from the trade date to and including the determination date (set on the trade date, expected to be approximately 36 months after the trade date, subject to adjustment). If the index return (defined below) is less than -15.00% (the final index level is less than the initial index level by more than 15.00%), you would lose a portion of your investment in the notes and may lose a substantial portion of your investment depending on the performance of the index. Additionally, the amount you may receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount of $1,400.00.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (determined on the determination date, subject to adjustment) from the initial index level (set on the trade date and may be higher or lower than the actual closing level of the index on the trade date), which we refer to as the index return. The index return may reflect a positive return (based on any increase in the index level over the life of the notes) or a negative return (based on any decrease in the index level over the life of the notes). On the stated maturity date, for each $1,000 face amount of your notes:

•

if the index return is greater than or equal to zero (the final index level is equal to or greater than the initial index level), you will receive an amount in cash equal to the greater of (i) the threshold settlement amount, which is between $1,180.00 and $1,220.00 (set on the trade date), and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the index return, subject to the maximum settlement amount;

•	if the index return is negative but not below -15.00% (the final index level is less than the initial index level but not by more than 15.00%), you will receive an amount in cash equal to $1,000; or

•

if the index return is negative and is below -15.00% (the final index level is less than the initial index level by more than 15.00%), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) the sum of the index return plus 15.00% times (b) $1,000. You will receive less than $1,000.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the index on any day other than the determination date. You could lose a substantial portion of your investment in the notes. A percentage decrease of more than 15.00% between the initial index level and the final index level will reduce the payment you will receive on the stated maturity date below the face amount of your notes. Further, the maximum payment that you could receive on the stated maturity date with respect to each $1,000 face amount of your notes (the minimum denomination) is limited to the maximum settlement amount of $1,400.00. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the notes found in “General Terms of the Underlier-Linked Digital Notes” on page S-35 of the accompanying product supplement no. 1127 and the description of the underlier and additional terms of the notes in the accompanying general terms supplement.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through August    , 2012. We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Digital Notes” on page S-31 of the accompanying product supplement no. 1127, “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying general terms supplement and “Additional Risk Factors Specific to Your Notes” on page PS-9 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):	, 2012	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount*	Net proceeds to the issuer:	% of the face amount

*	The original issue price for certain fee-based advisory accounts will vary between % and 100% of the face amount. Sales to fee-based advisory accounts at original issue prices below 100% of the face amount will reduce the underwriting discount specified above.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Dow Jones Industrial AverageSM is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME”), and has been licensed for use. “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”), and have been licensed for use for certain purposes by The Goldman Sachs Group, Inc. (“Goldman”). Goldman’s securities based on the Dow Jones Industrial AverageSM are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates and none of them makes any representation regarding the advisability of investing in such securities.

Goldman, Sachs & Co.

Pricing Supplement dated         , 2012.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1127” mean the accompanying product supplement no. 1127, dated October 25, 2011, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Digital Notes” on page S-35 of the accompanying product supplement no. 1127 and “Supplemental Terms of the Notes” on page S-12 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 1127 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1127 or the accompanying general terms supplement.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the Dow Jones Industrial AverageSM (Bloomberg symbol, “INDU Index” or successor page)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 1127:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	averaging dates: not applicable

•	buffer level: yes, as described below

•	redemption right or price dependent redemption right: not applicable

•	cap level: yes, as described below

•	threshold level: yes, as described below

•	interest: not applicable

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-10 of this pricing supplement

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•

if the final underlier level is greater than or equal to the threshold level but less than the cap level, the greater of (1) the threshold settlement amount, and (2) the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return;

•	if the final underlier level is less than the threshold level but greater than or equal to the buffer level, $1,000; or

•

if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount

Initial underlier level (to be set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date):

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Threshold level: 100.00% of the initial underlier level

Threshold settlement amount (to be set on the trade date): expected to be between $1,180.00 and $1,220.00

Cap level: 140.00% of the initial underlier level

Maximum settlement amount: $1,400.00

Buffer level: 85.00% of the initial underlier level

Buffer amount: 15.00%

Buffer rate: 100.00%

Trade date:

Original issue date (settlement date) (to be set on the trade date): expected to be the second scheduled business day following the trade date

Determination date (to be set on the trade date): a specified date that is expected to be approximately 36 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-13 of the accompanying general terms supplement

Stated maturity date (to be set on the trade date): a specified date that is expected to be the third scheduled business day after the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-12 of the accompanying general terms supplement

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-25 of the accompanying general terms supplement

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-24 of the accompanying general terms supplement

Trading day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-40 of the accompanying product supplement no. 1127

Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 1127

ERISA: as described under “Employee Retirement Income Security Act” on page S-48 of the accompanying product supplement no. 1127

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-49 of the accompanying product supplement no. 1127; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of % of the face amount. Notes may be offered to certain fee-based advisory accounts at varying original issue prices which will depend on the arrangements between such accounts and the dealer selling them the notes. Regardless of the original issue price paid, The Goldman Sachs Group, Inc. will receive the same net proceeds from any notes sold. In addition to offers and sales at the original issue price, the notes may be offered and sold from time to time by certain securities dealers in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

We expect to deliver the notes against payment therefor in New York, New York on    , 2012, which is expected to be the second scheduled business day following the date of this pricing supplement and of the pricing of the notes.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38143UT27

ISIN no.: US38143UT275

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-31 of the accompanying product supplement no. 1127 and “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page PS-9 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

September 30,
Key Terms and Assumptions
Face amount	$1,000
Threshold settlement amount	$1,180.00
Threshold level	100.00% of the initial underlier level
Cap level	140.00% of the initial underlier level
Buffer level	85.00% of the initial underlier level
Buffer rate	100.00%
Buffer amount	15.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the actual closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	140.000%
140.000%	140.000%
130.000%	130.000%
125.000%	125.000%
120.000%	120.000%
118.000%	118.000%
115.000%	118.000%
110.000%	118.000%
105.000%	118.000%
100.000%	118.000%
97.000%	100.000%
95.000%	100.000%
90.000%	100.000%
85.000%	100.000%
75.000%	90.000%
50.000%	65.000%
25.000%	40.000%
0.000%	15.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 40.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 60.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 140.000% (the section right of the 140.000% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1127.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual initial underlier level we will set on the trade date and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1127. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of

Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By Goldman,

Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than

the Issue Price

The original issue price for your notes, the price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is under no obligation to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through August , 2012. After August , 2012, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1127.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — Your Notes May Not Have an Active Trading Market” on page S-32 of the accompanying product supplement no. 1127.

You May Lose a Substantial Portion of Your Investment in the Notes

You can lose a substantial portion of your investment in the notes. The cash payment on your notes on the stated maturity date will be based on the performance of the Dow Jones Industrial AverageSM as measured from the initial underlier level set on the trade date (which could be higher or lower than the actual closing level of the underlier on the trade date) to the closing level on the determination date. If the final underlier level for your notes is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the sum of the underlier return plus the buffer amount times $1,000.

Thus, you may lose a substantial portion of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level of 140.00% of the initial underlier level. The maximum settlement amount will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be

Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms

of the Notes Will be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 1127. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 1127 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER

We have derived all information regarding the Dow Jones Industrial AverageSM contained in this pricing supplement, including, without limitation, its composition, methods of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the index sponsors. We make no representation or warranty as to the accuracy or completeness of such information. The index sponsors have no obligation to continue to publish, and may discontinue publication of, the index. Additional information concerning the DJIA may be found out http://www.djindexes.com. We are not incorporating any material on that website into this pricing supplement.

The Dow Jones Industrial AverageSM, which we refer to as the DJIA, is a price-weighted index composed of 30 common stocks selected at the discretion of an Averages Committee comprised of the Managing Editor of The Wall Street Journal (the “WSJ”), the head of Dow Jones Indexes research and the head of CME Group research. The Averages Committee was created in March 2010, when Dow Jones Indexes became part of CME Group Index Services, LLC, a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones & Company, Inc, which we refer to as Dow Jones. Dow Jones publishes The Wall Street Journal. The Averages Committee selects the index components as the largest and leading stocks of the sectors that are representative of the U.S. equity market. The index does not include producers of goods and services in the transportation and utilities industries. The DJIA is reported by Bloomberg under the ticker symbol “INDU <Index>“. Dow Jones is under no obligation to continue to publish the DJIA and may discontinue publication of the DJIA at any time.

There are no pre-determined criteria for selection of a component stock except that component companies represented by the DJIA should be established U.S. companies that are leaders in their industries. The DJIA serves as a measure of the entire U.S. market, including such sectors as financial services, technology, retail, entertainment and consumer goods and is not limited to traditionally defined industrial stocks. Changes in the composition of the DJIA are made by the editors of the WSJ without consultation with the component companies represented in the DJIA, any stock exchange, any official agency or us. In order to maintain continuity, changes to the index stocks included in the DJIA tend to be made infrequently and generally occur only after a component company goes through a major change, such as a shift in its main line of business, acquisition by another company, or bankruptcy. Index reviews do not occur on any established or regular schedule, but only when corporate events with respect to a constituent stock require it. When one component stock is replaced, the entire index is reviewed. As a result, multiple component changes are often implemented simultaneously. The component stocks of the DJIA may be changed at any time for any reason. Where any index component stock price is unavailable on any trading day, the index sponsor will generally use the last reported price for such component stock.

The top ten constituent stocks of the DJIA as of January 31, 2012, by weight, are: International Business Machines Corp. (11.54%), Caterpillar Inc. (6.54%), Chevron Corp. (6.18%), McDonald’s Corp. (5.93%), 3M Co. (5.19%), Exxon Mobil Corp. (5.02%), United Technologies Corp. (4.69%), Boeing Co. (4.44%), Coca-Cola Co. (4.05%) and Johnson & Johnson (3.95%). The 30 common stocks included in the DJIA include nine sectors based on the ten industries defined by the Industry Classification Benchmark. As of January 31, 2012, the Industry Classification Benchmark sectors include (with the number of percentage currently included in such sectors indicated in parentheses): Basic Materials (3.66%), Consumer Goods (10.12%), Consumer Services (14.60%), Financials (9.16%), Health Care (7.52%), Industrials (21.99%), Oil & Gas (11.19%), Technology (17.74%) and Telecommunications (4.02%). Constituent weightings and sector allocations may be found at http://www.djindexes.com/mdsidx/downloads/ fact_info/Dow_Jones_Industrial_ Average_Fact_Sheet.pdf under “Top Components” and “Sector Allocation,” respectively. Sector designations are determined by the index sponsor, or by the sponsor of the classification system, using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

The DJIA is price weighted rather than market capitalization weighted. Therefore, the component stock weightings are affected only by changes in the stocks’ prices, in contrast with the weightings of other indices that are affected by both price changes and changes in the number of shares outstanding. The value of the DJIA is the sum of the primary exchange prices of each of the 30 common stocks included in the DJIA, divided by a divisor. The divisor is changed in accordance with a mathematical formula to adjust for stock dividends, stock splits, spin-offs and other corporate actions. The current divisor of the DJIA is published daily in the WSJ and other publications. As of January 31, 2012, the divisor was 0.132129493. While this methodology reflects current practice in calculating the DJIA, no assurance can be given that Dow Jones will not modify or change this methodology in a manner that may affect the return on your notes.

The current formula used to calculate divisor adjustments is as follows: the new divisor (i.e., the divisor on the next trading session) is equal to (1) the divisor on the current trading session, times (2) the quotient of (a) the sum of the adjusted (for stock dividends, splits, spin-offs and other applicable corporate actions) closing prices of the DJIA components on the current trading session and (b) the sum of the unadjusted closing prices of the DJIA components on the current trading session.

	September 30,	September 30,	September 30,	September 30,
New Divisor	=	Current	x	Adjusted Sum of Prices
		Divisor		Unadjusted Sum of Prices

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose a substantial portion of your investment in the notes. During the period from January 3, 2007 through February 29, 2012, there were 544 36-month periods, the first of which began on January 3, 2007 and the last of which ended on February 29, 2012. In 181 of such 544 36-month periods the closing level of the underlier on the final date of such period has fallen below 85.00% of the closing level of the underlier on the initial date of such period. Therefore, during approximately 33.27% of such 36-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 36-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2009, 2010 and 2011 and the first calendar quarter of 2012 (through February 29, 2012). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2009
Quarter ended March 31	9,034.69	6,547.05	7,608.92
Quarter ended June 30	8,799.26	7,761.60	8,447.00
Quarter ended September 30	9,829.87	8,146.52	9,712.28
Quarter ended December 31	10,548.51	9,487.67	10,428.05
2010
Quarter ended March 31	10,907.42	9,908.39	10,856.63
Quarter ended June 30	11,205.03	9,774.02	9,774.02
Quarter ended September 30	10,860.26	9,686.48	10,788.05
Quarter ended December 31	11,585.38	10,751.27	11,577.51
2011
Quarter ended March 31	12,391.25	11,613.30	12,319.73
Quarter ended June 30	12,810.54	11,897.27	12,414.34
Quarter ended September 30	12,724.41	10,719.94	10,913.38
Quarter ended December 31	12,294.00	10,655.30	12,217.56
2012
Quarter ending March 31 (through February 29, 2012)	13,005.12	12,359.92	12,952.07

License Agreement

Dow Jones Trademark Holdings, LLC (“Dow Jones”) and The Goldman Sachs Group, Inc. (“Goldman”) have entered into a non-transferable, nonexclusive license agreement granting The Goldman Sachs Group, Inc. and its affiliates, in exchange for a fee, the right to use the Dow Jones Industrial AverageSM in connection with the issuance of certain securities, including the offered notes.

The Dow Jones Industrial AverageSM is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME”), and has been licensed for use. “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”), have been licensed to CME and have been licensed for use for certain purposes by Goldman. Dow Jones, CME and their respective affiliates have no relationship to Goldman, other than the licensing of the Dow Jones Industrial Average (DJIA) and their respective service marks for use in connection with the notes.

Dow Jones, CME and their respective affiliates do not:

•	Sponsor, endorse, sell or promote the notes.

•	Recommend that any person invest in the notes.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•	Have any responsibility or liability for the administration, management or marketing of the notes.

•	Consider the needs of the notes or the owners of the notes in determining, composing or calculating the DJIA or have any obligation to do so.

•

Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by Goldman, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates actively trade financial products which are linked to the performance of the DJIA. It is possible that this trading activity will affect the value of the DJIA and the notes.

Dow Jones, CME and their respective affiliates will not have any liability in connection with the notes. Specifically,

•	Dow Jones, CME and their respective affiliates do not make any warranty, express or implied, and Dow Jones, CME and their respective affiliates disclaim any warranty about:

•	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the DJIA and the data included in the DJIA;

•	The accuracy or completeness of the DJIA or its data;

•	The merchantability and the fitness for a particular purpose or use of the DJIA or its data;

•	Dow Jones, CME and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the DJIA or its data;

•

Under no circumstances will Dow Jones, CME and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

The licensing relating to the use of the indexes and trademarks referred to above by Goldman is solely for the benefit of Goldman, and not for any other third parties.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

September 30,
Page
Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-9
The Underlier	PS-12

Product Supplement No. 1127 dated October 25, 2011

Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Digital Notes	S-11
Additional Risk Factors Specific to the Underlier-Linked Digital Notes	S-31
General Terms of the Underlier-Linked Digital Notes	S-35
Use of Proceeds and Hedging	S-40
Supplemental Discussion of Federal Income Tax Consequences	S-42
Employee Retirement Income Security Act	S-48
Supplemental Plan of Distribution	S-49

General Terms Supplement dated September 19, 2011

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-30
Licenses	S-31
S&P 500® Index	S-31
MSCI Indices	S-35
Hang Seng China Enterprises Index	S-43
Russell 2000® Index	S-47
FTSE® 100 Index	S-52
Euro STOXX 50® Index	S-56
TOPIX	S-60
The iShares® MSCI Emerging Markets Index Fund	S-65

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$

The Goldman Sachs Group, Inc.

Buffered Index-Linked Digital Notes due

(Linked to the Dow Jones Industrial AverageSM)

Medium-Term Notes, Series D

Goldman, Sachs & Co.